Exhibit 12.1

	Nine Months Ending September 30, 2017	2016	2015	2014	2013	2012
(in thousands except ratios)

Earnings:
(Loss) income before income tax	(5,702)	(8,313)	(40,414)	(13,436)	(15,875)	(2,346)
Add:
Fixed Charges	969	2,902	2,802	2,622	2,447	2,351
Adjusted Earnings	(4,733)	(5,411)	(37,612)	(10,814)	(13,428)	5

Fixed Charges:
Interest Expense	948	2,876	2,767	2,563	2,380	2,303
Interest within Rent Expense	21	26	35	59	67	48
Total Fixed Charges	969	2,902	2,802	2,622	2,447	2,351

Earnings to Fixed Charges	(4.9)	(1.9)	(13.4)	(4.1)	(5.5)	0.0

Lease Expense	611	1,033	1,515	1,936	1,881	1,460
Interest Rate on LOC	4.23%	2.62%	2.43%	2.15%	3.92%	3.25%